July 29, 2025

Kai Cheong Wong
Chief Executive Officer
AsiaFIN Holdings Corp.
Suite 30.02, 30th Floor, Menara KH (Promet)
Jalan Sultan Ismail
50250 Kuala Lumpur, Malaysia

       Re: AsiaFIN Holdings Corp.
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 000-56421
Dear Kai Cheong Wong:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services